Exhibit 99.4

ZenaTech’s ZenaDrone Advances Precision Agriculture Solutions with Initial Prototype and Start of Testing of IQ Octo Designed for Autonomous Drone-Based Spraying and Seeding

Medium-sized, eight-motor autonomous drone joins the IQ Series and ZenaTech’s Drone as a Service for planned precision agriculture and solar maintenance applications

Vancouver, British Columbia, (September 3, 2026) – ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its ZenaDrone subsidiary has completed an initial Version 1 prototype of the IQ Octo, its new autonomous drone purpose-built for precision spraying and seeding via Drone as a Service. The IQ Octo is designed to precisely apply fertilizers and crop-protection products and to distribute seeds, helping farmers reduce input costs, avoid crop damage and soil compaction, access difficult terrain, and improve the efficiency of planting and treatment operations. The IQ Octo Version 1 is expected to begin field testing at the company’s Arizona facility in the coming weeks.

“Precision agriculture is one of the fastest-growing sectors in the drone industry, with market analysts predicting over 30% annual growth over the next five years,” said Shaun Passley, Ph.D., CEO of ZenaTech. “Extending our ZenaDrone IQ Series into autonomous spraying and seeding positions our Drone as a Service business to capture a meaningful share of this expanding market. We believe the new IQ Octo, and the recurring service and data opportunities it can create, represents a compelling long-term value driver for both future customers and our shareholders as we continue to diversify our autonomous drone and services portfolio.”

The IQ Octo Version 1 is a medium-sized autonomous drone built on an octocopter design with eight motors, part of ZenaDrone’s growing IQ Series. Battery powered, it is designed to fly for approximately 20 to 25 minutes per charge and to carry a payload of up to 25 kilograms of seeds or liquid. In addition to spraying and seeding, the platform’s Version 2 is expected to support solar panel maintenance applications, swarm capability, automated refilling, and a folding design. Depending on the mission, the agricultural configuration will either carry a liquid tank equipped with spray nozzles, or a hopper with a spreader for seeds. Following a programmed flight path, the drone is designed to fly low over fields and automatically apply liquid treatments or distribute seeds at controlled rates with even coverage.

Farmers use drones for spraying and seeding because they can apply products precisely where and when they are needed, including in wet fields, difficult terrain, and areas with standing crops. This can reduce chemical, seed, water, fuel, and labor requirements; prevent soil compaction and crop damage from heavy machinery; improve worker safety; and enable faster, more targeted treatment as part of a broader precision agriculture system.

The Company will provide further updates as additional development and testing milestones for the IQ Octo are achieved.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Nano, IQ Square, IQ Quad, IQ Aqua, IQ Octo, IQ Glider, IQ Sphere, ZenaDrone 2000, Interceptor P-1 ; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.